

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 44905

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ENGLISH CONCEPTS, INC dba PMA SECURITIES, ~~INC.~~

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

495 N. COMMONS DR., SUITE 104
(No. and Street)

AURORA	IL	60504
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL R. ENGLISH 630-898-0078
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KIRKBY PHELAN & ASSOCIATES, CPA, PC
(Name — if individual, state last, first, middle name)

ONE TIFFANY POINTE, SUITE 300, BLOOMINGDALE, IL 60108
(Address) (City) (State) (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 8 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, MICHAEL R. ENGLISH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ENGLISH CONCEPTS dba PMA SECURITIES, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



OFFICIAL SEAL
ELIZABETH A CUMMINGS
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:02/06/04



Signature

Exec Vice PRESIDENT

Title



Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS



KIRKBY, PHELAN & ASSOCIATES, CPA, PC
Certified Public Accountants

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and
Stockholders of
ENGLISH CONCEPTS dba PMA SECURITIES, INC.
Aurora, Illinois 60504

We have audited the accompanying balance sheets of ENGLISH CONCEPTS dba PMA SECURITIES, INC. as of December 31, 2001 and 2000, the related statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ENGLISH CONCEPTS dba PMA SECURITIES, INC. as of December 31, 2001 and 2000, and the results of its operations and its changes in cash flows for the year then ended, in conformity with generally accepted accounting principles of the United States of America.

Our audit was made for the purpose of forming an opinion on the basis of the financial statements taken as a whole. The accompanying information presented on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the examination of the basic financial statements and, accordingly, we do not express an opinion or any other form of assurance on them.

Kirkby, Phelan & Associates, CPA, PC

Bloomingdale, Illinois
January 15, 2002

One Tiffany Pointe • Suite 300 • Bloomingdale, IL 60108 • Located at the corner of Bloomingdale and Schick Roads
Telephone (630) 582-2345 • Fax (630) 582-2585 • Web http://www.kirkby.com

ENGLISH CONCEPTS dba PMA SECURITIES, INC.

BALANCE SHEET

DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
CURRENT ASSETS		
Cash	$ 1,152,874	$ 951,935
Accounts Receivable	119	1,157
Prepaid Expenses	11,912	13,528
Investment in Securities, at Value (Note B)	205,715	299,478
Total Current Assets	1,370,620	1,266,098
OTHER ASSETS	5,000	5,000
TOTAL ASSETS	$ 1,375,620	$ 1,271,098

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
CURRENT LIABILITIES		
Accounts Payable	$ 717	$ -
Accrued Replacement Tax	3,146	4,520
Due to Related Party (Note E)	430,363	225,724
Deferred Compensation - Current Portion (Note D)	7,997	7,568
Total Current Liabilities	442,223	237,812
LONG-TERM LIABILITIES		
Deferred Compensation - Net of Current Portion (Note D)	571,207	474,370
Total Liabilities	1,013,430	712,182
STOCKHOLDERS' EQUITY		
Common Stock, No Par Value, Authorized 10,000 Shares, 1,565 Shares Issued and Outstanding	86,075	86,075
Retained Earnings	276,115	472,841
Total Stockholders' Equity	362,190	558,916
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,375,620	$ 1,271,098

See independent auditors' report and notes to the financial statements.

ENGLISH CONCEPTS dba PMA SECURITIES, INC.

INCOME STATEMENT

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
REVENUES		
Trading Income	$ 874,692	$ 750,581
Dividends and Interest	13,390	23,908
Realized Loss on Sale of Investments	-	(15,158)
Unrealized Appreciation (Decline) of Investments	(119,805)	(60,709)
	768,277	698,622
GENERAL & ADMINISTRATIVE EXPENSES	725,003	479,972
INCOME TAX PROVISION (NOTE C)	-	-
NET INCOME	$ 43,274	$ 218,650

See independent auditors' report and notes to the financial statements.

ENGLISH CONCEPTS dba PMA SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	COMMON STOCK	RETAINED EARNINGS
Balance, January 1, 2000	$ 86,075	$ 504,191
Dividends Declared		(250,000)
Net Income		218,650
Balance, December 31, 2000	86,075	472,841
Dividends Declared		(240,000)
Net Income (Loss)		43,274
Balance, December 31, 2001	$ 86,075	$ 276,115

See independent auditors' report and notes to the financial statements.

ENGLISH CONCEPTS dba PMA SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Cash Flows from Operating Activities		
Net Income (Loss)	$ 43,274	$ 218,650
Add (Deduct) Items Not Affecting Cash		
Unrealized (Appreciation) Decline of Investments	119,805	60,709
Loss on Sale of Investments	-	15,158
(Increase) Decrease in Prepaid Expenses	1,616	(1,196)
(Increase) Decrease in Accounts Receivable	1,038	(1,157)
Increase (Decrease) in Accounts Payable	717	-
Increase (Decrease) in Accrued ReplacementTax	(1,374)	443
Increase (Decrease) in Due to Related Party	204,638	(224,951)
Increase (Decrease) in Deferred Compensation	97,266	87,254
	423,706	(63,740)
Net Cash Provided (Used) From Operating Activities	466,980	154,910
Cash Flows From Investing Activities		
Purchase of Investments	(26,041)	(178,477)
Proceeds From the Sale of Investments	-	190,945
Net Cash Provided (Used) From Investing Activities	(26,041)	12,468
Cash Flows From Financing Activities		
Dividends Declared	(240,000)	(250,000)
Net Cash Provided (Used) From Financing Activities	(240,000)	(250,000)
Net Increase (Decrease) in Cash	200,939	(82,622)
Cash Balance, January 1	951,935	1,034,557
Cash Balance, December 31	$ 1,152,874	$ 951,935
Supplemental Information		
Interest Paid	$ -	$ -
Income Taxes Paid	$ -	$ -

See independent auditors' report and notes to the financial statements.

ENGLISH CONCEPTS dba PMA SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

NOTE A - *Summary of Significant Accounting Policies*

Description of Business

The Company has been organized to provide government securities as investments to public-sector clients. In addition, the Firm will sell stocks and bonds for institutional activity through investment advisors and directly to public-sector clients to provide financial management services for personal and retirement funds.

Accounting Method

The financial statements are presented utilizing the accrual method of accounting, which recognizes revenue as earned and expenses as incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Corporation considers cash to be short-term, highly liquid investments that have maturities of three months or less.

Security Valuation

Investments in securities traded on a national securities exchange (or reported on the NASDAQ national market) are stated at the last reported sales price on the day of valuation.

NOTE B - *Investments*

The cost of these securities was $293,744 and $267,703 for the years ended December 31, 2001 and 2000.

ENGLISH CONCEPTS dba PMA SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

NOTE C – ***Income Taxes***

The Company elected to be treated as an "S" Corporation under the Internal Revenue Code, effective January 1, 1992. Accordingly, the current taxable income of the company is allocable to the shareholders, who are responsible for the payment of Federal and State income taxes thereon. The company is subject to a replacement tax that was $3,146 and $4,520 for the years ending December 31, 2001 and 2000, respectively.

NOTE D - ***Deferred Compensation***

The Company agrees that from and after January 1, 1999 it will pay a shareholder the sum of $20,000 per calendar year for a period of twenty years. Such payments shall be payable in semi-monthly installments of $833.33 each on the 15th and last day of each calendar month starting January 15, 1999 and ending December 31, 2018.

The Company has also entered into an agreement with another shareholder in which the company agrees that from and after January 1, 2003, it will pay to the shareholder $40,000 per calendar year for a period of twenty years. Such payments shall be payable in semi-monthly installments of $1,666.67 each on the 15th and last day of each calendar month with first such semi-monthly installment payable on January 15, 2003 and the last such semi-monthly installment payable on December 31, 2022. The benefits to this shareholder vest at a rate of 20% per year, at which time the shareholder will be fully vested upon first payment January 15, 2003.

The present value of these obligations at December 31, 2001 and 2000 are $579,204 and $481,938, respectively.

NOTE E – ***Related Party Transactions***

The Company's payroll is paid by a related corporation, in which the shareholders of ENGLISH CONCEPTS dba PMA SECURITIES, INC. are also shareholders. The amount for payroll billed to the Company by the related corporation for the years ended December 31, 2001 and 2000 was $120,000 and $119,999, respectively. The Company also remitted a management fee to this same related company of $400,000 and $165,000 for the years ended December 31, 2001 and 2000, respectively.

ENGLISH CONCEPTS dba PMA SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

NOTE F - *Employment Agreement*

The Company has also entered into an employment contract with a shareholder which started January 1, 1998, and ends December 31, 2002, and will compensate the shareholder for his services during such five-year period at an annual rate of $100,000, payable in monthly or more frequent installments.

NOTE G - *Net Capital*

No material differences exist from the Computation of Net Capital under Rule 15c3-1 in the Audit Report with the Company's most recent unaudited report filed. A copy of this report and the Statement of Financial Condition is currently available for inspection at the principal office of the Commission in Washington, D.C., and the regional office of the Commission for the region in which the Company has its place of business.

NOTE H - *Exemptions*

The Company is exempt from the Computation of Reserve Requirements pursuant to Rule 15c3-3, as well as Information Relating to Possession or Control Requirements under Rule 15c3-3. As of December 31, 2001, no facts came to our attention to indicate the exemption had not been complied with since the date of our last audit opinion, dated January 16, 2001, for the year ended December 31, 2000. There are also no material inadequacies in the accounting system and internal accounting controls which would (a) inhibit the Company from promptly completing securities transactions; (b) result in material financial loss; (c) result in material misstatements in the Company's financial statements; or (d) result in violations of the Commission's record keeping or financial responsibility rules.

ADDITIONAL INFORMATION

ENGLISH CONCEPTS dba PMA SECURITIES, INC.

STATEMENT OF GENERAL & ADMINISTRATIVE EXPENSES

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Wages	$ 120,000	$ 119,999
Deferred Compensation	97,266	87,254
Payroll Taxes	1,450	1,450
Contractual Services	400,000	165,000
Clearing and Regulatory Fees, Dues and Licenses	34,543	36,193
Subscriptions	4,906	4,490
Telerate Services	32,880	31,847
Staff Development	2,560	1,747
Professional Fees	28,135	27,389
Telephone	117	494
State Replacement Tax	3,146	4,109
	$ 725,003	$ 479,972

See independent auditors' report and notes to the financial statements.

ENGLISH CONCEPTS dba PMA SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Stockholders' Equity, January 1	$ 558,916	$ 590,266
Revenues	888,082	759,331
Expenses	(725,003)	(479,972)
Unrealized Appreciation (Decline) on Investments	(119,805)	(60,709)
Dividends Declared	(240,000)	(250,000)
Stockholders' Equity, December 31	362,190	558,916
Non-Allowable Assets	21,535	21,828
Net Capital Before Haircuts	340,655	537,088
Normal Haircuts	30,362	44,922
Undue Concentration	1,020	12,261
	31,382	57,183
Net Capital	$ 309,273	$ 479,905
Required Net Capital	$ 100,000	$ 100,000

See independent auditors' report and notes to the financial statements.



KIRKBY, PHELAN & ASSOCIATES, CPA, PC
Certified Public Accountants

Independent Auditors' Report on Internal Control

In planning and performing our audit of the financial statements and supplementary information of English Concepts dba PMA Securities, Inc. for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Commission ("Commission"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11).

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the second paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the second paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

One Tiffany Pointe • Suite 300 • Bloomingdale, IL 60108 • Located at the corner of Bloomingdale and Schick Roads
Telephone (630) 582-2345 • Fax (630) 582-2585 • Web http://www.kirkby.com

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with the management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the second paragraph because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. The Company, because of its size and limited personnel, is unable to maintain an adequate separation of the various accounting functions. However, management informs us that there is close supervision of accounting records on a daily basis, thus offsetting the lack of separation of duties. In view of this supervision, we noted no matters involving the Company's internal control and its operation, including controls for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, NASD Regulation, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kirkby, Phelan & Associates, CPA, PC

Bloomingdale, Illinois
January 15, 2002